FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

     September 6, 2005
Commission File Number 001-14804

     OAO TATNEFT
(also known as TATNEFT)

     (name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . X . . .  Form 40-F . . . . . . . .

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): . . . . . . . . . .

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): . . . . . . . . . .

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . .  No . . .X. . . .

September 3, 2005

On September 2, 2005, OAO Tatneft issued the following press release:

The implementation of the project for the construction of a new complex of oil refining and petrochemical plants has started in Nizhnekamsk.

Almetyevsk, September 2, 2005

Pursuant to decisions approved by the Security Council of the Republic of Tatarstan and the Board of Directors of OAO Tatneft, the implementation of the project for the construction of the new complex of oil refining and petrochemical plants has started in Nizhnekamsk, Republic of Tatarstan.

According to Prime Minister of the Republic of Tatarstan and Chairman of the Board of Directors of OAO Tatneft R.N. Minnikhanov, “the project for the accelerated construction of refinery and petrochemical complex is of great importance for the development of the Republic of Tatarstan.”

Work on preparing the construction site has commenced, and agreements for the development of technical documentation have also been concluded. The project will be financed in accordance with the approved schedule.

As a result of the commencement of the implementation of this project and in accordance with the previously approved decisions of the Security Council of the Republic of Tatarstan and OAO Tatneft, OAO Nizhnekamsk Oil Refinery and OAO TAIF Group companies have entered into agreements to purchase assets of the baseline complex of the Nizhnekamsk Oil Refinery at the actual costs incurred for the construction, renovation and upgrading of the facilities.

Press-service of OAO Tatneft

Forward-looking statements: This press release contains certain forward-looking statements of OAO Tatneft. OAO Tatneft can give no assurance that any of the events mentioned in such statements will occur, or as to the precise timing of their occurrence.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

By:	/s/ Victor I. Gorodny

Name: Victor I. Gorodny
Title: Deputy General Director,
Head of Property Department

Date: September 3, 2005